UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

BiondVax Pharmaceuticals Ltd.

(Name of Issuer)

Ordinary Shares, NIS 0.0000001 par value per share

(Title of Class of Securities)

09073Q105

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09073Q105

1.	NAMES OF REPORTING PERSONS Ibex Investors LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 14,360,000*
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 14,360,000*
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,360,000*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.6%
12.	TYPE OF REPORTING PERSON (see instructions) OO

____________________

*Reporting Persons own 359,000 American Depository Shares representing 14,360,000 Ordinary Shares.

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CUSIP No. 09073Q105

1.	NAMES OF REPORTING PERSONS Justin B. Borus
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 14,360,000*
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 14,360,000*
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,360,000*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.6%
12.	TYPE OF REPORTING PERSON (see instructions) IN

____________________

*Reporting Persons own 359,000 American Depository Shares representing 14,360,000 Ordinary Shares.

3

CUSIP No. 09073Q105

1.	NAMES OF REPORTING PERSONS Ibex Israel Fund LLLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 14,360,000*
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 14,360,000*
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,360,000*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.6%
12.	TYPE OF REPORTING PERSON (see instructions) PN

____________________

*Reporting Persons own 359,000 American Depository Shares representing 14,360,000 Ordinary Shares.

4

CUSIP No. 09073Q105

1.	NAMES OF REPORTING PERSONS Ibex GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 14,360,000*
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 14,360,000*
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,360,000*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.6%
12.	TYPE OF REPORTING PERSON (see instructions) OO

____________________

*Reporting Persons own 359,000 American Depository Shares representing 14,360,000 Ordinary Shares.

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CUSIP No. 09073Q105

1.	NAMES OF REPORTING PERSONS Ibex Investment Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 14,360,000*
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 14,360,000*
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,360,000*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.6%
12.	TYPE OF REPORTING PERSON (see instructions) OO

____________________

*Reporting Persons own 359,000 American Depository Shares representing 14,360,000 Ordinary Shares.

6

CUSIP No. 09073Q105

1.	NAMES OF REPORTING PERSONS Ibex Investment Holdings II LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 14,360,000*
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 14,360,000*
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,360,000*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.6%
12.	TYPE OF REPORTING PERSON (see instructions) OO

____________________

*Reporting Persons own 359,000 American Depository Shares representing 14,360,000 Ordinary Shares.

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Item 1.

(a)	The name of the issuer is BiondVax Pharmaceuticals Ltd. (the “Issuer”).

(b)	The principal executive offices of the Issuer are located at Jerusalem BioPark, 2nd Floor, Hadassah Ein Kerem Campus, Jerusalem, Israel.

Item 2.

(a)	This Schedule 13G (this “Statement” or this “Schedule 13G”) is being filed by: (1) Justin B. Borus; (2) Ibex Investors LLC, a Colorado limited liability company (the “Investment Manager”); (3) Ibex Israel Fund LLLP, a Delaware limited liability limited partnership (the “Fund”); (4) Ibex GP LLC, a Colorado limited liability company (the “General Partner”); (5) Ibex Investment Holdings LLC, a Delaware limited liability company (“IM Holdings”); and (6) Ibex Investment Holdings II LLC, a Delaware limited liability company (“GP Holdings”) (all of the foregoing, collectively, the “Reporting Persons”). The Fund is a private investment vehicle. The Fund directly beneficially owns the Ordinary Shares (as defined below) reported in this Statement. The Investment Manager is the investment manager of the Fund. IM Holdings is the sole member of the Investment Manager. The General Partner is the general partner of the Fund. GP Holdings is the sole member of the General Partner. Justin B. Borus is the manager of the Investment Manager, IM Holdings, the General Partner and GP Holdings. Justin B. Borus, the Investment Manager, IM Holdings, the General Partner and GP Holdings may be deemed to beneficially own the Ordinary Shares directly beneficially owned by the Fund. Each Reporting Person disclaims beneficial ownership with respect to any shares other than the shares directly beneficially owned by such Reporting Person.

(b)	The principal business office of the Reporting Persons is c/o Ibex Investors LLC, 3200 Cherry Creek South Drive, Suite 670, Denver, CO 80209.

(c)	For citizenship information see Item 4 of the cover page of each Reporting Person.

(d)	This Statement relates to the Ordinary Shares, NIS 0.0000001 par value per share (the “Ordinary Shares”).

(e)	The CUSIP Number of the Ordinary Shares is 09073Q105.

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Item 4. Ownership.

See Items 5-9 and 11 on the cover page for each Reporting Person, and Item 2, which information is given as of the filing date and is also accurate as of the Event Date of December 31, 2019. The securities reported herein consist of 359,000 American Depository Shares representing 14,360,000 Ordinary Shares held by the Fund. The percentage beneficial ownership contained herein is based on 10,058,791 American Depository Shares representing 402,351,640 Ordinary Shares outstanding as of December 31, 2019, as reported by the Issuer in its Post-Effective Amendment No. 4 to Form F-1 on Form F-3 filed on January 7, 2020.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

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Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(a)       Not applicable.

(b)       Not applicable.

(c)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2020

Justin B. Borus

Ibex Investors LLC

Ibex Israel Fund LLLP

Ibex GP LLC

Ibex Investment Holdings LLC

Ibex Investment Holdings II LLC

By:	/s/ Justin B. Borus
Justin B. Borus, for himself and as the Manager of each of the Investment Manager, IM Holdings, the General Partner (for itself and on behalf of the Fund) and GP Holdings

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EXHIBIT INDEX

Exhibit No.	Document

1	Joint Filing Agreement

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Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Ordinary Shares, NIS 0.0000001 par value per share, of BiondVax Pharmaceuticals Ltd., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.

Dated: January 24, 2020

Justin B. Borus

Ibex Investors LLC

Ibex Israel Fund LLLP

Ibex GP LLC

Ibex Investment Holdings LLC

Ibex Investment Holdings II LLC

By:	/s/ Justin B. Borus
Justin B. Borus, for himself and as the Manager of each of the Investment Manager, IM Holdings, the General Partner (for itself and on behalf of the Fund) and GP Holdings

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